Mail Stop 4561
      March 7, 2006




Marlene Laveman
Orange REIT, Inc.
78 Okner Parkway
Livingston, NJ  07039

Re:	Orange REIT, Inc.
      Registration Statement on Form S-11
      Filed February 8, 2006
      File No. 333-131677

Dear Ms. Laveman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General


1. Please advise us why you have not provided the prior performance information and tables required by Industry Guide 5.

2. Your prospectus contains repetitive disclosure.  For example, but
not limited to, disclosure under "Management Compensation" on page
33
is repeated verbatim on page 85. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information.
Full
disclosure included in the body of your prospectus should appear only once, organized according to your investors` perspectives. Eliminate all unnecessary redundancy throughout the prospectus.

3. Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.
For example, but not limited to, we note your reference to the American Hotel and Lodge Association on page 55.

4. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. In addition, please identify in the prospectus all written sales material proposed to be transmitted to investors. For guidance, refer to Item 19.D of Industry Guide 5.

6. Please tell us whether you have a website and consider including internet address in your summary and business sections. Refer to
Item 101(e)(3) of Regulation S-K.

7. Please revise to specifically identify the dealer-manager as an underwriter in your prospectus.

Cover Page

8. Please revise your cover page to discuss risks related to distribution payments, such as the risk that you may borrow funds, issue new securities or sell assets to make distributions and the risk that distributions may be a return of capital.

9. Please revise the cover page risk factors to state the percentage of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering.
Questions and Answers About Orange REIT, Inc.`s Public Offering

10. Please be aware that we view the Question and Answer section and the summary section of the prospectus to be one section. Your Q&A section should not repeat information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to eliminate the repetition. We note, for example, that both sections contain information regarding material terms of the offering. Further, we note that much of the summary is repeated in the body of the prospectus. Please revise to provide a brief overview of the salient aspects of the transaction. See Securities Act Release 33-6900 and Section 3 of Industry Guide 5.

Q: What is a REIT?

11. We note that you have only disclosed the benefits of REIT status, but not the restrictions. Please briefly describe the restrictions on the assets in which you can invest, the income you can generate and your ability to retain income to fund growth.

Q: How Long Will the Offering Last?

12. Please clarify whether "offering" refers just to this registration statement or to the period during which you will offer shares for cash. For example, please clarify whether you may simply file a new registration statement for a new "offering" subsequent to
August 2008.

Prospectus Summary, page 3

13. Please revise the summary section to reduce your reliance on cross-references. The existence of large numbers of cross-references suggests that the prospectus could be better organized.

Our Business, page 3

14. Please revise this section to indicate whether you have any firm commitments for financing from any financial institutions or other lenders.

Risk Factors, page 4

15. Please include a summary risk factor that you will not manage any of your properties and will depend on a third-party for the performance of your hotels.

16. Please revise the second sub-bullet to the last bullet on page
4
to clarify that these fees are not related to the performance of the
REIT.

Our REIT Status, page 5

17. Please revise to state the year in which you intend to first be taxed as a REIT.

Our Management and Conflicts of Interest, page 6

18. We note that Mr. Honigfeld is engaged in other activities.
Please disclose any other hotel related activities in which Mr.
Honigfeld is engaged.

Management Compensation, page 9

19. Please clarify the amount of offering expenses that you will reimburse that relate to expenses incurred in connection with a withdrawn offering of a different company.

20. Please revise the penultimate paragraph on page 9 to define
"non-
accountable expense allowance."

Operational or Liquidation Stage, page 10

21. Please revise the last paragraph on page 10 to disclose the expiration date of your advisory agreement with Orange Advisors.

Our Reinvestment Plan, page 13

22. Please revise to indicate whether the reinvestment plan is subject to any fees, including underwriting commissions.

Risk Factors, page 14

23. Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under This is an unspecified property offering..., on page
14 you fail to state the risks that will result from facts you
describe.   Please review and revise each of your risk factors to
state the specific risk that will result from the facts you describe.
Explain how the risk affects Orange Realty or the securities being offered.

24. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the facts you present.
For example, but not limited to:

* The economic downturn and the events of September 11, 2001 have adversely affected...; and

* Leasing properties to our subsidiary increases our risk.

25. Please avoid using generic conclusions such as "adversely affected" and "negatively affected" when describing the risks`
effects.   Replace this, and similar language, with specific
disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Risks Related to This Offering, page 14

If our properties do not guarantee sufficient revenues to meet operating expenses..., page 15

26. You indicate that you will be subject to "all operating risks common to the hotel business." Please revise to describe those risks common to the hotel business.

Risk Related to Our Business, page 16

We are dependent on Orange Advisors, which has no prior experience managing a real estate investment trust, page 16

27. Please revise to quantify the payment that is necessary to terminate Orange Advisors as your advisor.

Risks Related to Conflicts of Interests, page 17

We may compete with Orange Advisors, Orange Realty or their affiliates for properties, page 18

28. You indicate that Orange Advisors, Orange Realty or their affiliates from time to time may acquire properties on a temporary basis with the intention of transferring the property to you. Please revise to indicate whether or not Orange Advisors, Orange Realty or their affiliates will transfer the property to you at their cost. If not, please describe how the sale price will be determined.
Please
also specify, if accurate, that the conflicts relate to the fact that these affiliates may sponsor similar programs or invest for their own account. In addition, please confirm that no such properties have in fact been acquired.

Our properties may be developed by affiliates who would receive a development fee, page 18

29. Please revise to quantify the development fee.

We may invest with affiliates of our advisor and enter into other transactions with them, page 19

30. Please revise to state whether your advisors or its affiliates currently sponsor other programs.

Real Estate and Other Investment Risks, page 19

It may be difficult for us to exit a joint venture after an impasse with our co-venturer, page 22

31. Please revise to provide examples of joint venture decisions that may require approval of each co-venturer.

Management Compensation, page 33

32. Please revise to disclose the maximum amount of fees that may be paid to the advisor and its affiliates during the organizational and offering stage and the acquisition stage. The amounts should be calculated assuming the maximum number of shares are issued and the maximum amount of leverage is utilized to purchase properties. Where certain fees cannot be estimated but are subject to a specific limitation, please disclose the amount that may be paid in accordance with such limitation. Please refer to Item 4 of Industry Guide 5.

33. Please separately disclose compensation information for the dividend reinvestment plan.

Conflicts of Interest, page 41

34. Please identify the affiliates of your advisor that have other real estate holdings and describe the nature of the affiliate relationship to your advisor. Also disclose the number of other real estate programs.

Competition to Acquire Properties, page 43

35. You indicate in the fourth paragraph on page 43 that in order to preserve investment opportunities for you, Orange Realty Group or their affiliates may acquire properties and subsequently transfer them to you. Please revise to explain how Orange Realty Group or their affiliates will allocate properties between you and the other entities.

Competition for Management Time, page 44

36. Please revise to identify your officers and directors that will also be officers and/or directors of your advisor.

Summary of Reinvestment Plan, page 47

General

37. We note that you reserve the right to reallocate the shares you are offering between the primary offering and the reinvestment plan.
Please confirm that should you reallocate a portion of the shares from your primary offering to your reinvestment plan, you will file a post-effective amendment to the registration statement.

Redemption of Shares, page 51

38. We note your reference to certain relief granted by the staff of the SEC from Regulation M and the tender offer rules. Please confirm that this relief was granted to you and not to an affiliate or a prior registrant.

Business, page 55

Investment Offering Proceeds, page 57

39. We note your statement in the third paragraph on page 57 that you intend to acquire limited service, extended stay and other hotel properties, such as hotels operated under several brands including Marriott, Hilton, Starwood and Holiday Inn. Please revise to indicate whether you have entered into any agreements with these hotel operators.

Interim Acquisitions, page 59

40. You indicate that Orange Advisors, Orange Realty Group and their affiliates may have opportunities to acquire properties as a result of their relationships with various operators. Please revise to describe the nature of the relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

Joint Venture Arrangements, page 65

41. Please tell us whether you may also hold properties through tenant-in-common interests. If so, briefly describe the nature of such holdings.







Management`s Discussion and Analysis of Financial Condition and results of Operations, page 69

Liquidity and Capital Resources, page 69

42. Please revise to disclose the amount outstanding on your line of credit with Briad Development West.

Certain relationships and related Transactions, page 84

43. Please disclose why proceeds from this offering will be used to pay Briad Development West fees in connection with "previous efforts to form an entity similar to Orange REIT." Please disclose the amount that will be reimbursed.

Distribution Policy, page 96

44. Please revise to provide a discussion of any contractual restrictions that limit or prevent you from making a distribution to stockholders.

Principal Stockholder, page 96

45. Please revise your disclosure to include all the information required by Item 403 of Regulation S-K. For example, without limitation, revise to include the address of Briad Development West
LLC. Further, revise to include the information in a tabular format.

Financial Statements

Note 3 Arrangements and Transactions with Related Parties, page F-
9

46. We note that you plan on paying $210,000 to Briad Development West LLC for certain expenses incurred in connection with previous efforts to form an entity similar to Orange REIT. Please explain to us how you will account for the $210,000, why you have not accrued these expenses as of December 31, 2005, and provide the basis for this accounting.

Part II

Item 36.  Financial Statements, Financial Statement Schedules and
Exhibits, page II-2

47. Please file the legal and tax opinion with your next amendment, or provide draft opinions for us to review. We must review your opinions before the registration statement is declared effective and we may have additional comments on the opinions.

Item 37.  Undertakings, page II-3

48. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.
In addition, please remove the duplicative Guide 5 20D undertaking on page II-4.

  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Cicely Lucky, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Jeffrey E. Jordan, Esq. (via facsimile)
      Arent Fox PLLC
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Marlene Laveman
Orange REIT, Inc.
March 7, 2006
Page 10